UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

The following document is attached as an exhibit hereto and is incorporated herein by reference: Tenth Supplemental Indenture, dated as of February 8, 2018, relating to the Rogers Communications Inc.’s (the “Company”) 4.300% Senior Notes due 2048, among the Company, Rogers Communications Canada Inc. (“RCCI”) and The Bank of New York Mellon (the “Trustee”).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer

Date:  February 8, 2018

ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Senior Vice President, Corporate Development and Treasury

Date:  February 8, 2018

Exhibit Index

Exhibit Number	Description of Document

99.1	Tenth Supplemental Indenture, dated February 8, 2018, among the Company, RCCI and the Trustee.